Exhibit (h)(7)

EXECUTION COPY

August 1, 2013

Each of the Funds signatory hereto
Mirae Asset Global Investments (USA) LLC
1 Bryant Park, 39th Floor
New York, New York 10036
Attention:  Chief Compliance Officer

Uncommitted Demand Line of Credit Facility

Ladies and Gentlemen:

We, Citibank, N.A., are pleased to make available to each fund signatory hereto (each a “Fund") on behalf of itself, in the case of each Fund (each a "Fund Borrower”), or on behalf of each series, portfolio or subtrust of such Fund (each a "Series Borrower" and collectively with the Fund Borrowers, the “Borrowers”) an uncommitted demand credit facility (this "Facility") to finance shareholder redemptions and for temporary purposes on the terms set forth in this letter agreement (as amended or otherwise modified from time to time, this “Agreement”). This Facility is valid from the Effective Date (as defined in paragraph 7) until July 31, 2014 (such date or the earlier termination of this Agreement pursuant to paragraph 10 being the “Termination Date”).  Capitalized terms not otherwise defined shall have the meaning assigned in Section 22.

1.  We agree to consider from time to time, on the terms and conditions set forth in this Agreement, requests by any Borrower that we make advances (“Advances”) to such Borrower in an aggregate amount not to exceed at any one time outstanding for all Borrowers the sum of $5,000,000.  Each Borrower may request an advance of the full amount of this line of credit, subject to the aggregate limit for Advances to all Borrowers set forth above; provided, however, that no Borrower shall request any Advance if the aggregate outstanding principal amount of the Advances to such Borrower under this line of credit would exceed the lowest of (a) one-quarter of such Borrower’s net assets, (b) any lower borrowing limit defined in such Borrower’s prospectus or statement of additional information or offering document and (c) the maximum amount permitted to be borrowed by such Borrower under the Investment Company Act. This Agreement is not a commitment to lend but rather sets forth the procedures to be used in connection with the Borrowers’ requests for our making of Advances to the Borrowers from time to time on or prior to the Termination Date and, if we make Advances to any Borrower hereunder, the obligations of such Borrower to us with respect thereto.

2.  Each Advance to any Borrower shall be made upon such Borrower’s request to us, given not later than 2:00 P.M. (New York City time) on the date of any proposed Advance, that such Borrower wishes to borrow money on a specified date (which shall be a day of the year on which banks are not required or authorized by law to close in New York City (“Business Day”)), in a specified amount (which shall be in the amount of $100,000 or an integral multiple thereof) and for a specified interest period (“Interest Period”), provided that no Borrower may select any Interest Period that ends after the Termination Date. If we agree to make such Advance, we will make such funds available to such Borrower in same day funds by wiring such Advance as such Borrower shall direct us in writing.

3.  Notwithstanding the duration of any Interest Period for any Advance, each Advance shall be payable on demand or, if no demand is made, then on the last day of the Interest Period for such Advance, together with accrued interest thereon.  Each Borrower shall be severally and not jointly liable for the Advances to such Borrower under this line of credit, and we shall have recourse against any Borrower for the payment of the principal of and interest on any Advances made to such Borrower but shall have no recourse against such Borrower for the payment of the principal of or interest on any Advances made to any other Borrower.  Unless demand for payment is made by us, no Borrower shall have the right to prepay any unpaid principal amount of any Advance; provided that (a) if no demand for payment shall have been made by us, any Borrower may prepay any Advance in whole or in part on any Business Day, provided further that (i) such Borrower has given us at least one Business Days’ irrevocable written notice of such prepayment (and on the date specified for such prepayment in such notice, such Borrower will prepay the amount of the Advance to be prepaid) and (ii) no Advance will be prepaid in part unless the principal amount prepaid is at least $100,000; (b) regardless of whether any demand for payment has been made by us, (i) if Margin Stock of any Borrower constitutes 25% or more of the Fair Market Value of its assets and the aggregate principal amount of the Advances to such Borrower shall at any time exceed 50% of the Fair Market Value of all such Margin Stock, such Borrower shall prepay its Advances in an amount equal to such excess and (ii) if the Asset Coverage for any Borrower at any time falls below the Applicable Minimum Asset Coverage for such Borrower, such Borrower shall prepay Advances in an amount such that the Asset Coverage shall be increased to the Applicable Minimum Asset Coverage or greater; (c) any prepayment of the principal of any Advance shall be accompanied by accrued interest thereon to the date of prepayment; and (d) any payment of any Advance other than on the last day of an Interest Period for such Advance shall be subject to Section 14 hereof.

4.  Each Borrower shall pay interest on the unpaid principal amount of each Advance to such Borrower from the date of such Advance until such principal amount shall be paid in full, at a rate equal to the Quoted Rate (as defined below) for such Advance, payable in arrears ON DEMAND, or if no demand has been made, on the last day of the Interest Period for such Advance and, if such Interest Period is longer than three months, on each day that occurs during such Interest Period every three months from the first day of such Interest Period. “Quoted Rate” means, for each Advance to any Borrower, a rate quoted by us and agreed to by such Borrower for an Interest Period for such Advance requested by such Borrower and agreed to by us pursuant to paragraph 2.  “Base Rate” means a fluctuating rate of interest announced publicly by Citibank, N.A. in New York, New York from time to time as its base rate.  Any overdue amount of principal, interest or other amount payable hereunder shall bear interest, payable on demand, at the Base Rate plus 2% per annum.

5.  If we determine that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) after the date hereof affects or would affect the amount of capital required or expected to be maintained by us or any corporation controlling us and that the amount of such capital is increased by or based upon the existence of Advances to any Borrower hereunder, then, upon our demand, such Borrower shall immediately pay to us, from time to time as specified by us, additional amounts sufficient to compensate us or such corporation in light of such circumstances, to the extent that we reasonably determine such increase in capital to be allocable to the existence of the Advances to such Borrower hereunder. A certificate as to such amounts submitted to such Borrower by us shall be conclusive and binding for all purposes, absent manifest error.

6.  Each Borrower shall make each payment (whether in respect of principal, interest or otherwise) hereunder, irrespective of any right of counterclaim or set-off, not later than 2:00 P.M. (New York City time) on the day when due in U.S. dollars to us at 399 Park Avenue, New York, New York 10043 in same day funds.  Each Borrower hereby authorizes us, if and to the extent payment owed to us is not made when due hereunder, to cause Citibank to charge from time to time against the Citibank account of such Borrower any amount so due and each Borrower hereby authorizes Citibank to make such charge and remit such amount to us.  All computations of interest shall be made by us on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.  Each determination by us of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.  Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

7.  This Agreement shall become effective as to each Borrower on and as of the first date (the “Effective Date”) on which we shall have received the following from each Borrower, in form and substance satisfactory to us: (i) a counterpart of this Agreement duly executed by each Fund Borrower and by a Fund on behalf of each Series Borrower; (ii) certified copies of the resolutions of the Board of Directors or comparable body of each Fund approving this Agreement and of all other documents evidencing necessary corporate action and governmental and other third party approvals, if any, with respect to this Agreement; (iii) a certificate of the Secretary or Assistant Secretary or comparable officer of each Fund certifying the names and true signatures of its officers authorized to sign this Agreement and the other documents to be delivered by it hereunder and to request Advances hereunder (“Designated Officers”); (iv) copies of the most recent Prospectus for each Borrower; (v) the current net asset value of each Borrower; and (vi) the percentage that each Borrower is then leveraged.

8.  Each request by any Borrower for an Advance and the acceptance by such Borrower of the proceeds of such Advance shall constitute a representation and warranty by such Borrower that on and as of the date of such Advance, before and after giving effect to such Advance and to the application of the proceeds therefrom as though made on and as of such date, the following statements are true:

(a)  such Advance is permitted under the Investment Company Act, if applicable, and the Prospectus of such Borrower;

(b)  if Margin Stock constitutes 25% or more of the Fair Market Value of the assets of such Borrower, the aggregate principal amount of the Advances made to such Borrower do not exceed 50% of the Fair Market Value of all Margin Stock held by such Borrower; and

(c)  the representations and warranties made by such Borrower in Section 9 are true and correct.

In addition, prior to our making any Advance to any Borrower, such Borrower agrees that it shall deliver to us (i) if Margin Stock constitutes 25% of more of the Fair Market Value of the assets of such Borrower, a Federal Reserve Form U-1 appropriately completed and executed by such Borrower and (ii) such documents, approvals and opinions as we may reasonably request.

9.  Each Fund Borrower represents and warrants as to itself, and each Fund represents and warrants for itself and each Series Borrower that is part of such Fund, as follows, as applicable: (a) such Fund is a corporation, business trust or trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization as set forth in Exhibit A hereto; (b) the execution, delivery and performance of this Agreement by such Fund Borrower and by such Fund on behalf of each Series Borrower thereof, as applicable, and the consummation of the transactions contemplated hereby, are within the corporate or business trust powers and authority of such Fund Borrower or Fund, have been duly authorized by all necessary corporate or business trust action, and do not contravene (i) its charter, by-laws or other organizational documents, as applicable, or (ii) any law or any contractual restriction binding on or affecting it; (c) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery and performance of this Agreement by such Fund Borrower or Fund; (d) this Agreement has been duly executed and delivered by such Fund Borrower and by such Fund on behalf of each Series Borrower thereof, as applicable, and is the legal, valid and binding obligations of such Fund Borrower and such Fund on behalf of each Series Borrower thereof, as applicable, enforceable against such Fund Borrower or such Fund on behalf of each Series Borrower thereof, as applicable, in accordance with its terms; (e) the balance sheet and statement of investments for such Borrower provided to us from time to time and the related statement of income of such Borrower for the fiscal year then ended, accompanied by an opinion of its independent certified public accountants, fairly present the consolidated financial condition of such Borrower as at such date, all in accordance with generally accepted accounting principles consistently applied; except with respect to the new portfolios which do not yet have audited financials; (f) since the date of the most recently audited financial statements of such Borrower, there have been no material adverse changes in the business, operations or condition (financial or otherwise) of such Borrower; (g) there is no pending or threatened action, suit, investigation, litigation or proceeding affecting such Fund Borrower or such Fund on behalf of each Series Borrower thereof, as applicable, before any court, governmental agency or arbitrator that (i) could be reasonably likely to have a material adverse effect on the business, operations or condition (financial or otherwise) of such Borrower, our rights and remedies under this Agreement or the ability of such Borrower to perform its obligations under this Agreement or (ii) purports to affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby; (h) such Borrower is a Fund or a series or portfolio of a Fund and registered with the Commission under the Investment Company Act as an open-end management investment company, and no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or threatened by the Commission, (j) such Borrower is in substantial compliance with all investment objectives, policies and restrictions set forth in its Prospectus or other disclosure documents applicable to it, (k) Mirae Asset Global Investments (USA) LLC or a majority-owned subsidiary thereof is the investment adviser for such Borrower and is duly registered as an investment adviser under the Advisers Act, and (l) any material deficiency identified during an inspection of such Borrower by the Commission has been or will be (within a reasonable period of time) satisfactorily resolved.

10.  This Agreement may be terminated by us by giving written notice to the Funds or by all Funds acting together by giving written notice to us, but no such termination shall affect the obligations of any Borrower with respect to Advances outstanding to such Borrower at the time of such termination.  We may amend or modify the terms and conditions of this Agreement at any time without prior notice to the Borrowers and without their consent, but no such amendment or modification shall affect the obligations of any Borrower with respect to Advances outstanding at the time of such amendment or modification; provided that we shall notify the Funds of such amendment or modification prior to the making of a new Advance.

11.  All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied or delivered, if to the Funds or any Borrower, c/o Mirae Asset Global Investments (USA) LLC at its address set forth above, Attention: Chief Compliance Officer; if to us, at our address at 388 Greenwich Street, 35th Floor, New York, New York 10013, Attention: Stephen Lawandy, Financial Institutions Group, Citi Institutional Clients Group; or, as to either the Funds or us, at such other address as shall be designated by the Funds or us in a written notice to the other, provided that there shall at all times be a single notice address for all Funds and all Borrowers. All such notices and communications shall, when mailed or telecopied, be effective three Business Days after deposit in the mails, or when telecopied, respectively, except that notices and communications to us pursuant to paragraphs 2 or 10 shall not be effective until received by us.

12.  No failure on our part to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

13.  (a) Each Borrower agrees severally and not jointly to pay on demand all reasonable costs, expenses and losses (including, without limitation, reasonable fees and expenses of counsel) incurred by us in connection with the development, preparation and execution of, or any amendment, supplement, or modification of, this Agreement and any other documents prepared in connection herewith.  Each Borrower agrees severally and not jointly to pay on demand all reasonable costs, expenses and losses (including, without limitation, reasonable fees and expenses of counsel) incurred by us in connection with the enforcement of this Agreement in respect of any Advance made to such Borrower (which will be determined ratably in accordance with the  net assets of such Borrower relative to the net assets of each other Borrower as of the last business day of the month prior to such cost, expense or losses being incurred).  Each Borrower severally and not jointly also agrees to indemnify and hold harmless us and each of our affiliates and our and their officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with the availability or making of any Advance to such Borrower under this Agreement, any of the transactions contemplated herein in respect of such Borrower or the actual or proposed use of the proceeds of the Advances by such Borrower, including without limitation, any of the foregoing arising out of or in connection with any claim, litigation, investigation or proceeding, or preparation of a defense in connection therewith, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Borrower or its directors, trustees, shareholders or creditors or an Indemnified Party, or any Indemnified Party is otherwise a party thereto, and whether or not the transactions contemplated hereby are consummated.  In case any action, suit or proceeding (an “Action”) is brought or asserted against an Indemnified Party, the Borrowers may assume the defense of such Action with counsel satisfactory to such Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of such Indemnified Party, in its sole and absolute discretion, for the same counsel to represent both such Indemnified Party and the Borrowers, then such Indemnified Party shall be entitled to retain its own counsel at the expense of the applicable Borrower; and provided, further, that no settlement or adjustment shall be made without such Indemnified Party’s prior written consent if the settlement or adjustment involves any performance by, or adverse admission of, such Indemnified Party and unless such settlement or adjustment results in a full release of such Indemnified Party.

(b) For the sake of clarity and construction, the parties hereto set forth their acknowledgment and agreement that each Series Borrower is a separate portfolio of the Fund Borrower acting on its behalf and as such is not a separately existing legal entity entitled to enter into contractual agreements or to execute instruments and for these reasons, each Fund Borrower acting on behalf of a Series Borrower is executing this Agreement on behalf of such portfolios as Borrowers, and that such portfolios will utilize the Advances thus made on their behalf.  Notwithstanding anything herein to the contrary, a Series Borrower shall not have any liability relating to any Advance applicable to another Series Borrower.

14.  If a Borrower makes any payment of principal of any Advance on any day other than the last day of the Interest Period applicable thereto (as a result of a prepayment, demand, conversion of the interest rate for any Advance to the Base Rate pursuant to paragraph 19, or otherwise), or if any Borrower fails to borrow or prepay any Advance after it has given us notice thereof and, in the case of a borrowing, we have agreed to make such Advance, such Borrower shall, upon demand by us, pay us any amounts required to compensate us for any losses, costs or expenses that we may reasonably incur as a result of such payment or failure to borrow or prepay.

15.  We shall incur no liability to any Borrower in acting upon any request or other communication we reasonably believe in good faith to have been given by a Designated Officer on behalf of such Borrower or in otherwise acting in good faith under this Agreement.  Further, all documents required to be executed by any Borrower in connection with Advances under this Agreement may be signed by a Designated Officer on behalf of such Borrower.

16.  This Agreement shall be binding upon and inure to the benefit of the Borrowers and us and the respective successors and assigns of the Borrowers and us, except that no Borrower shall have the right to assign any of its rights or obligations hereunder or any interest herein without our prior written consent.  Notwithstanding any other provisions set forth in this Agreement, we may at any time create a security interest in all or any portion of our rights under this Agreement, including in favor of any Federal Reserve Bank.

17.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

18.  Each Fund and each Borrower hereby irrevocably (i) submits to the jurisdiction of any New York State or Federal court sitting in New York City in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court or in such Federal court, and (iii) waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.  Each Fund and each Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing herein shall affect our right to serve legal process in any other manner permitted by law or affect our right to bring any action or proceeding against any Fund, any Borrower or its property in the courts of other jurisdictions.

19.  Promptly after the making of any Advance to any Borrower, we will send to such Borrower a written confirmation of such Advance and the amount, Interest Period, and Quoted Rate applicable thereto.  Unless such Borrower objects in writing to the information as to any Advance contained in such confirmation within three Business Days after our sending of such confirmation, such Borrower shall be deemed to have unconditionally agreed for all purposes to the correctness of such information.  If such Borrower so objects to the Quoted Rate applicable to any Advance set forth in any such confirmation, such Advance shall bear interest at the Base Rate rather than at the Quoted Rate so objected to.  Any Advance bearing interest at the Base Rate pursuant to this paragraph shall continue to be an “Advance” for the purposes of this Agreement.

20.  Each of the Funds, the Borrower and the Lender hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Advances or our actions in the negotiation, administration, performance or enforcement hereof or thereof.

21.  To induce us to consider its requests for Advances hereunder, each Borrower agrees to deliver to us, (i) promptly upon any change or modification of any fundamental investment objective, policy or investment  restriction described in its Prospectus, notice of such change or modification; (ii) promptly upon 25% or more of the Fair Market Value of its assets consisting of Margin Stock, a notice specifying such percentage and (iii) upon our request, a statement in conformity with the requirements of Federal Reserve Form U-1 referred to in Regulation U. In addition, each Borrower agrees (i) that the proceeds of the Advances to such Borrower will be used solely for temporary purposes, related to redemptions and other short term liquidity requirements, in compliance with all applicable legal and regulatory requirements, including, without limitation, Regulations T, U and X, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act and all regulations thereunder; provided that we shall have no responsibility as to the application or use of any of the proceeds of any Advance; (ii) to maintain at all times Asset Coverage of no less than the Applicable Minimum Asset Coverage at any time; (iii) that the aggregate principal amount of all Advances will not exceed the maximum indebtedness permitted pursuant to its Prospectus; (iv) not to change its investment adviser, manager, administrator or distributor of securities to any Person other than Mirae Asset Global Investments (USA) LLC or a majority-owned subsidiary of Mirae Asset Global Investments (USA) LLC; (v) not to engage in any line or lines of business activity other than that of a management investment company or group trust and (vi) not to make loans, advances, capital contributions or other investments, other than portfolio investments consistent with the investment objectives and policies set forth in its Prospectus.

22.  As used in this Agreement, the following terms shall have the following meanings:

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

 “Applicable Minimum Asset Coverage” means, with respect to any Borrower, the greater of (x) 300% and (y) the minimum Asset Coverage required to be maintained by its Prospectus.

“Asset Coverage” means the “asset coverage” (as defined in Section 18(h) of the Investment Company Act) of the Advances.

“Commission” means the Securities and Exchange Commission and any other similar or successor agency of the United States government administering the Investment Company Act.

“Fair Market Value” means, with respect to any security owned by any Borrower, the value assigned to such security in accordance with the methods described in its Prospectus in the most recent calculation by or for such Borrower of its net asset value per share.

“Investment Company Act” means the Investment Company Act of 1940, as amended from time to time.

“Margin Stock” has the meaning specified in Regulations T, U and X.

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof.

“Prospectus” means, with respect to any Borrower, its prospectus, any related statement of additional information and its registration statement filed with the Commission pursuant to the Securities Act of 1933, as amended, or the Investment Company Act, and with respect to the DFA Group Trust, means its offering document.

“Regulation T”, “Regulation U” and “Regulation X” mean Regulations T, U and X of the Board of Governors of the Federal Reserve System, respectively, as in effect from time to time.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

CITIBANK, N.A.

By:	/s/ Stephen Lawandy
Name:	Stephen Lawandy
Title:	Vice President

MIRAE ASSET DISCOVERY FUNDS, not individually but on behalf of the following Series Borrowers:

Emerging Markets (“EM”) Sector Leader Fund

Asia Sector Leader Fund

Emerging Markets (“EM”) Great Consumer Fund

Asia Great Consumer Fund

Global Great Consumer Fund

Global Dynamic Bond Fund

By Mirae Asset Global Investments (USA) LLC, a limited liability corporation, as advisor

By:	/s/ Robert Shea
Chief Operating Officer of
Mirae Asset Global Investments (USA) LLC
And
Secretary of Mirae Asset Discovery Funds